UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

SPREADTRUM COMMUNICATIONS, INC.
(Name of Issuer)
Ordinary Shares, par value $0.00001 per share
American Depositary Shares, each representing three Ordinary Shares
(Title of Class of Securities)
849415203
(CUSIP Number)
Alan K. Austin
Silver Lake
2775 Sand Hill Road, Suite 100
Menlo Park, CA 94025
(650) 233-8120
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 15, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	849415203

1	NAMES OF REPORTING PERSONS SLP Cathay Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		5,828,210

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,828,210

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,828,210

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	849415203

1	NAMES OF REPORTING PERSONS Silver Lake Partners III Cayman (AIV III), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,828,210

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,828,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,828,210

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	849415203

1	NAMES OF REPORTING PERSONS Silver Lake Technology Investors III Cayman, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,828,210

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,828,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,828,210

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	849415203

1	NAMES OF REPORTING PERSONS Silver Lake Technology Associates III Cayman, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		5,828,210

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,828,210

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,828,210

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	849415203

1	NAMES OF REPORTING PERSONS Silver Lake (Offshore) AIV GP III, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		5,828,210

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,828,210

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,828,210

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1.	Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to ordinary shares, par value $0.00001 per ordinary share (the “Ordinary Shares”), and American Depositary Shares, as evidenced by American Depositary Receipts, each representing three Ordinary Shares (the “ADSs” and, together with the Ordinary Shares, the “Shares”) of Spreadtrum Communications, Inc., an Exempted Company incorporated under the laws of Cayman Islands with limited liability (the “Issuer”). The principal executive offices of the Issuer are at Spreadtrum Center, Building No. 1, Lane 2288, Zuchongzhi Road, Zhangjiang, Shanghai 201203, People’s Republic of China.

Item 2.	Identity and Background
This Schedule 13D is filed jointly by:
(i)	SLP Cathay Holdings Ltd. (the “Purchaser”);

(ii)	Silver Lake Partners III Cayman (AIV III), L.P. (“SLP III Cayman”);

(iii)	Silver Lake Technology Investors III Cayman, L.P. (“SLTI III Cayman”);

(iv)	Silver Lake Technology Associates III Cayman, L.P. (“SLTA III Cayman”); and

(v)	Silver Lake (Offshore) AIV GP III, Ltd. (“SLA GP III””) ((i) — (v) collectively, the “Reporting Persons”).
The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.
Purchaser is an exempt company incorporated under the laws of the Cayman Islands with limited liability whose principal business is to act as a holding company.
Each of SLP III Cayman and SLTI III Cayman are shareholders of the Purchaser. SLTA III Cayman is the general partner of each of SLP III Cayman and SLTI III Cayman. SLA GP III is the general partner of SLTA III Cayman.
Each of SLP III Cayman, SLTI III Cayman and SLTA III Cayman is an exempted limited partnership formed under the laws of the Cayman Islands. The principal business of SLP III Cayman and SLTI III Cayman is investing in securities. The principal business of SLTA III Cayman is serving as the sole general partner of each of SLP III Cayman and SLTI III Cayman. SLA GP III is an exempt company incorporated under the laws of the Cayman Islands with limited liability whose principal business is serving as the sole general partner of SLTA III Cayman.
The principal office of each of the Reporting Persons is located at 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.
Set forth on Schedule A hereto is the (i) name, (ii) business address, (iii) principal occupation or employment and (iv) citizenship of each of the executive officers and directors of the Purchaser. Set forth on Schedule B hereto is the (i) name, (ii) business address, (iii) principal occupation or employment and (iv) citizenship of each of the executive officers and directors of SLA GP III.
None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the other persons identified in this Item 2, has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The Purchaser entered into the following:
(i)	a share purchase agreement, dated as of January 29, 2010 (the “Pacific Share Purchase Agreement”), among Pacific Technology Partners, L.P., Pacific Technology Advisors, LDC and Pacific United Technology, L.P. (collectively, the “Pacific Entities”) and the Purchaser, pursuant to which the Pacific Entities sold to the Purchaser, and the Purchaser purchased from the Pacific Entities, 2,019,099 ADSs (the “Pacific Shares”) at a price of US$6.75 per ADS on February 8, 2010;

(ii)	a share purchase agreement, dated as of March 15, 2010 (the “Fortune Share Purchase Agreement”), among Fortune Consulting Group, Inc., a Taiwan exempted company, Golden Technology Venture Capital Investment Corp., a Taiwan exempted company, Cosmos Technology Venture Capital Investment Corp., a Taiwan exempted company, Legend Technology Venture Capital Investment Corp., a Taiwan exempted company, Titan Technology Venture Capital Investment Corp., a Taiwan exempted company, Central Technology Venture Capital Investment Corp., a Taiwan exempted company, Communication Technology Venture Capital Investment Corp., a Taiwan exempted company, Emerging Technology Venture Capital Investment Corp., a Taiwan exempted company, NCTU Spring I Technology Venture Capital Investment Corp., a Taiwan exempted company, Grand Cathay & Fortune Technology Venture Capital Investment Corp., a Taiwan exempted company, Fortune Technology Fund I Ltd., a Singapore exempted company, Fortune Technology Fund II Ltd., a Cayman Islands exempted company, Fortune IC Fund I., a Cayman Islands exempted company, Fortunetech Seed Fund Ltd., a Cayman Islands exempted company, and CMF Technology Fund I Ltd, a Cayman Islands exempted company (collectively, the “Fortune Entities”) and the Purchaser, pursuant to which the Fortune Entities sold and the Purchaser purchased 2,709,111 ADSs owned by the Fortune Entities (the “Fortune Shares”) at a price of US$6.60 per ADS on March 18, 2010;

(iii)	a share purchase agreement, dated as of March 15, 2010 (the “Founder Share Purchase Agreement”) among Ping Wu and Joann Xu Wu, Trustees of the Ping and Joann Wu Family Trust Dated September 14, 2007, Ping Wu, Trustee of Joann Xu Wu Annuity Trust II Dated December 17, 2008 and Ping Wu, Trustee of Ping Wu Annuity Trust II Dated December 17, 2008 (collectively, the “Founders”) and the Purchaser, pursuant to which the Founders sold and the Purchaser purchased 3,000,000 Ordinary Shares owned by the Founders (the “Founder Shares”) at a price of US$2.25 per Ordinary Share on March 16, 2010; and

(iv)	a share purchase agreement, dated as of March 15, 2010 (the “Legend Share Purchase Agreement”, and together with the Pacific Share Purchase Agreement, the Fortune Share Purchase Agreement and the Founder Share Purchase Agreement, the “Share Purchase Agreements”) between Legend New-Tech Investment Limited (“Legend” and together with the Pacific Entities, the Fortune Entities and the Founders, the “Sellers”) and the Purchaser, pursuant to which Legend sold and the Purchaser purchased 100,000 ADSs owned by Legend (the “Legend Shares” and together with the Pacific Shares, the Fortune Shares and the Founder Shares, the “Sale Shares”) at a price of US$6.60 per ADS on March 22, 2010.
The aggregate amount of funds used in connection with the purchase of the Sale Shares was US$38,919,050.85. These funds were provided from capital contributions of the partners of an investment fund affiliated with the Purchaser.
Each of the foregoing transactions was effected pursuant to a privately negotiated transaction by and among the parties.
References to and descriptions of the Share Purchase Agreements set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of the Share Purchase Agreements.

Item 4.	Purpose of Transaction
The information set forth or incorporated by reference in Items 3 and 6 is hereby incorporated herein by reference.
While the Reporting Persons acquired the Sale Shares for investment purposes, the Reporting Persons intend to continuously review their investment in the Issuer and may engage from time to time in (i) certain actions, including, without limitation, increasing or decreasing (through sales in the open market, public offerings, privately negotiated transactions, or in other transactions, including derivative transactions) their investment in the Issuer or entering into contracts, arrangements, understandings or relationships with other investors in, or potential investors of, the Shares, or any other similar transactions, and (ii) communications with respect to the Issuer as described in more detail below.
The Reporting Persons have had discussions with representatives of the Issuer, including the board of directors (the “Board”) and members of management, and with representatives of third parties, regarding various matters related to the Issuer’s business and operations. For example, the Reporting Persons have had exploratory discussions relating to several private companies regarding a possible combination between one or more of those companies, or a unit thereof, and the Issuer. The Reporting Persons are not intending to try to obtain control by owning a majority of the company’s stock through any such potential strategic transactions. The Reporting Persons would not assist any party in engaging in a hostile transaction involving the Issuer.
The Reporting Persons intend to engage in further communications with one or more stockholders, officers, or directors of the Issuer, and/or these or other third parties, regarding the Issuer’s operations and strategic direction. These communications may involve the Reporting Persons continuing to assist with potential future corporate transactions relating to the Issuer’s business, operations, management and long-term strategy including, without limitation, acquisitions, mergers, divestitures or a sale or reorganization involving the Issuer, which may also include, without limitation, identifying such corporate transactions and potential targets and partners, making introductions to such potential targets and partners, and entering into discussions and negotiations with parties to such transactions. Such communications may include ideas that, if effected, could result in, among other things, the Reporting Persons: (i) providing debt or equity financing to the Issuer in connection with the foregoing transactions described above, (ii) seeking to obtain governance rights commensurate with their equity ownership in the Issuer, (iii) seeking to enter into business relations or transactions with the Issuer, (iv) seeking or proposing a material change to the Issuer’s present capitalization or dividend policy; (v) proposing any other material change in the Issuer’s business or corporate structure; (vi) engaging in any of the actions described in the second paragraph in this Item 4 above; and (vii) taking any other action similar or in addition to those listed above, in each case, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, the attitudes and actions of the Board and management of the Issuer and of other investors in, and potential purchasers of, the Shares, the availability of the Shares for purchase at price levels that the Reporting Persons consider acceptable, the availability and nature of opportunities to dispose of the Reporting Persons’ interest in the Issuer to realize profits or to minimize losses, and other factors.
Other than as described above, the Reporting Persons have no plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans in the future.

Item 5.	Interest in Securities of the Issuer
The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.
The Purchaser may be deemed to be the beneficial owner of 4,828,210 ADSs and 3,000,000 Ordinary Shares (the “Spreadtrum Shares”) which constitute approximately 12.7% of the issued and outstanding Ordinary Shares. The foregoing disclosure assumes that there are 46,030,473 issued and outstanding as of December 31, 2009, based upon information contained on the current report on Form 6-K, which was furnished to the SEC by the Issuer on March 4, 2010.

Each of SLP III Cayman and SLTI III Cayman, as a shareholder of the Purchaser, may also be deemed to beneficially own the Spreadtrum Shares.
SLTA III Cayman, as the sole general partner of each of SLP III Cayman and SLTI III Cayman, may also be deemed to beneficially own the Spreadtrum Shares. SLTA III Cayman, however, disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.
SLA GP III, as the sole general partner of SLTA III Cayman, may also be deemed to beneficially own the Spreadtrum Shares. SLA GP III, however, disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.
Except as set forth herein, to the knowledge of the Reporting Persons, no Shares are beneficially owned by any of the persons named in Item 2 hereof.
Other than as described in Item 3 above, no Reporting Person nor, to the knowledge of the Reporting Persons, any other person identified in Item 2 hereof, has effected any transactions with respect to the Shares in the past 60 days.
No person (other than the Reporting Persons and the other persons identified in Item 2 hereof) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than as described in this Items 3, 4 and 5 of this Schedule 13D, as of the date of filing of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or the other persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 — Joint Filing Agreement among each of the Reporting Persons.
Exhibit 2 — Share Purchase Agreement, dated as of January 29, 2010, among the Pacific Entities and the Purchaser.
Exhibit 3 — Share Purchase Agreement, dated as of March 15, 2010, among the Fortune Entities and the Purchaser.
Exhibit 4 — Share Purchase Agreement, dated as of March 15, 2010, among the Founders and the Purchaser.
Exhibit 5 — Share Purchase Agreement, dated as of March 15, 2010, between Legend and the Purchaser.

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: March 25, 2010

SLP CATHAY HOLDINGS LTD.
By:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Director

SILVER LAKE PARTNERS III CAYMAN (AIV III), L.P. By: Silver Lake Technology Associates III Cayman, L.P., its general partner, by Silver Lake (Offshore) AIV GP III, Ltd., its general partner
By:	/s/ James A. Davidson
	Name:	James A. Davidson;
	Title:	Director

SILVER LAKE TECHNOLOGY INVESTORS III CAYMAN, L.P. By: Silver Lake Technology Associates III Cayman, L.P., its general partner, by Silver Lake (Offshore) AIV GP III, Ltd., its general partner
By:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Director

SILVER LAKE TECHNOLOGY ASSOCIATES III CAYMAN, L.P. By: Silver Lake (Offshore) AIV GP III, Ltd., its general partner
By:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Director

SILVER LAKE (OFFSHORE) AIV GP III, LTD.
By:	/s/ James A. Davidson
	Name:	James A. Davidson
	Title:	Director

Schedule A
Directors and Executive Officers of SLP Cathay Holdings Ltd.

Name	Business Address	Office Held	Principal Occupation or Employment
James A. Davidson	c/o Silver Lake 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025	Director	Co-Founder of the Silver Lake organization
Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025	Director	Managing Director of the Silver Lake organization
Each person listed above is a citizen of the United States of America.

Schedule B
Directors and Executive Officers of SLA GP III.

Name	Business Address	Office Held	Principal Occupation or Employment
James A. Davidson	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Director	Co-Founder of the Silver Lake organization
Glenn H. Hutchins	c/o Silver Lake 9 West 57th Street, 25th Floor New York, New York 10019	Director	Co-Founder of the Silver Lake organization
David J. Roux	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Director	Co-Founder of the Silver Lake organization
Alan K. Austin	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Director	Managing Director of the Silver Lake organization
Michael J. Bingle	c/o Silver Lake 9 West 57th Street, 25th Floor New York, New York 10019	Director	Managing Director of the Silver Lake organization
Charles Giancarlo	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Director	Managing Director of the Silver Lake organization
Kenneth Y. Hao	c/o Silver Lake Asia Limited 33/F Two IFC 8 Finance Street, Central Hong Kong SAR People’s Republic of China	Director	Managing Director of the Silver Lake organization
Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Director	Managing Director of the Silver Lake organization
Greg Mondre	c/o Silver Lake 9 West 57th Street, 25th Floor New York, New York 10019	Director	Managing Director of the Silver Lake organization
Andy Wagner	c/o Silver Lake 9 West 57th Street, 25th Floor New York, New York 10019	Director	Managing Director of the Silver Lake organization
Yolande A. Jun	c/o Silver Lake 10080 North Wolfe Road, Suite SW3-190 Cupertino, California 95014	Director	Senior Vice President of the Silver Lake organization
Each person listed above is a citizen of the United States of America.